Exhibit 12.1

Ratio of Earnings to Fixed Charges

(dollars in millions)

	Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003	Nine months ended December 28, 2002	Period From April 1 through December 17, 2003	Period From December 18 through December 27, 2003
Earnings:

Income (loss) before income taxes	$54.1	$55.1	$64.7	$38.2	$32.4	$(7.0)
Interest expense	1.0	0.6	1.3	1.0	0.5	1.0
Interest factor of rentals	1.0	0.8	0.8	0.6	0.6	—
Amortization of deferred financing costs	—	—	—	—	—	0.1

Earnings as adjusted	$56.1	$56.5	$66.8	$39.8	$33.5	$(5.9)

Fixed Charges:
Interest Expense	$1.0	$0.6	$1.3	$1.0	$0.5	$1.0
Interest factor of rentals	1.0	0.8	0.8	0.6	0.6	—
Amortization of deferred financing costs	—	—	—	—	—	0.1

Fixed Charges	$2.0	$1.4	$2.1	$1.6	$1.1	$1.1

Ratio of Earnings to Fixed Charges	28.1x	40.4x	31.8x	24.9x	30.5x	N/A